RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10015098

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 19, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated January 19, 2010, forwarding the Secretarial Audit Report of the company for the quarter ended December 31, 2009 received from M/s. Haribhakti & Company, Chartered Accountants

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 19, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 1233/34
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended December 31, 2009, received from M/s. Haribhakti & Co., Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 19, 2010

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub: **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended December 31, 2009, received from M/s. Haribhakti & Co., Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

417 & 418, MODEL HOUSE, DWARAKAPURI COLONY, PUNJAGUTTA, HYDERABAD - 500 082. ✆ 66620227, 30621888
• E-mail : hyderabad@bdoharibhakti.co.in • Website : www.bdoharibhakti.co.in • Telefax : 66620277

The Board of Directors
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s.Reliance Infrastructure Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2009**
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Infrastructure Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	Rinfra.investor@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed (as per annual report)	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	227,672,327	100.00
11	Listed Capital (Exchange - wise) *(as per company records)*	225,270,262	98.94
12	Held in dematerialised form in CDSL	6,658,684	2.96
13	Held in dematerialised form in NSDL	212,045,655	94.13
14	Physical	6,565,923	2.91
15	Total No. of Shares (12+13+14)	225,270,262	100.00

H.O. : 42, FREE PRESS HOUSE, 215, NARIMAN POINT, MUMBAI - 400 021. ✆ 91 - 22 - 2287 1099 / 6639 1101 • Fax : 2285 6237
C.O. : PLOT NO. 56, ROAD NO. 17, MIDC MAROL, ANDHERI (E), MUMBAI - 400 093. ✆ : 91 - 22 - 6672 9999 • Fax : 91 - 22 - 6672 9777
C.O. : 19-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI - 400 001. Fax : 2265 6260
Associate / B.O. in India : Ahmedabad, Bangalore, Bhopal, Bhubaneshwar, Chandigargh,Chennai, Goa, Jaipur, Jodhpur, Kolkata, New Delhi, Pune and Vadodara

16 Reasons for difference if any, between:

a) (10&11):	allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
b) (10&15):	allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	**No. of requests**	**No. of shares**	**Reasons for delay**
Confirmed after 21 Days	12	40	Delay in receipt of Physical DRFs & Share Certificates from DP.
	11	290	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**23**	**330**	
Pending for more than 21 days	2	116	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**2**	**116**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Ramesh Shenoy Tel. No.: 022 - 3009 9311 Fax. No.: 022 - 3009 9763
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215, Nariman Point, Mumbai - 400 01 Tel.: 022 6639 1101 Fax.: 022 2285 6237
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

For Haribhakti & Co.
Chartered Accountants



HUZEIFA UNWALA
Partner
M. No.: 105711

Place: Mumbai
Date : 14/01/2010